UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 13, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry N° 593

Santiago, March 13, 2006.-

Mr.Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
SANTIAGO.-

Subject	:	Sending Annual Report, copies of letter summoning shareholders to Annual General Meeting and the corresponding advertisement, and information on dates for coming publications.

Regulatory Ref.	:

Article  62  of  Regulation from  Law  N° 18.046 on public corporations, letter J of number 2.3, Section II of the General Regulation  N° 30 and communication N° 347, both from the Superintendency of Securities and Insurance.

Dear Sir:

          With regards to the upcoming Annual General Shareholders’ Meeting of Distribución y Servicio D&S S.A. to be held on March 28 of 2006, at 11:00 am, at the corporation’s offices located on Avenida Eduardo Frei Montalva N° 8301, Commune of Quilicura, Santiago, we hereby enclose the following :

1.-	3 copies of the Annual Report of Distribución y Servicio D&S S.A., duly subscribed by the Board.

2.-	Summoning letter and proxy sent to shareholders on March 13 of 2006.

3.-

Copy of first advertisement published today on El Mercurio newspaper summoning to referred general shareholders meeting. It should be noted that the second and third publications of the same advertisement will take place on the 20th and the 25th of March respectively, on El Mercurio newspaper.

Yours sincerely,

MIGUEL NUÑEZ SFEIR
Legal Representative
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
New York Stock Exchange, USA
Latibex, Madrid Stock Exchange
Risk Rating Commission

FIRST NOTICE

DISTRIBUCIÓN Y SERVICIO D&S S.A.
(Publicly Traded Company)
Securities Register Nº 0593

ANNUAL GENERAL SHAREHOLDERS MEETING

By resolution of the Board of Directors and in accordance with the Company by-laws, hereby an Annual General Shareholders Meeting is called, to be held on March 28, 2006 at 11:00 hours, Santiago de Chile time, in the offices of the Company, located on Avenida Presidente Frei Montalva Nº8.301, municipality of Quilicura, Santiago, the agenda of which will include:

1.	The approval of the Annual Report, Balance Sheets, Financial Statements and the External Auditors Report of the Company as of December 31, 2005.
2.	Adopt a resolution in connection with the year end results and the distribution of dividends.
3.	Set the remuneration for the Directors.
4.	Set the remuneration and the budget for the Directors Committee in accordance with article 50 bis of Law N°18.046.
5.	Appoint the External Auditors and the Chilean Rating Agencies for the 2006 fiscal year.
6.	Inform the Board resolutions pertaining transactions that fall within the scope of article 44 of the Law N°18.046 (Corporations Law).
7.	In general, provide an account regarding the development of the Company businesses and address all other matters within the General Shareholders Meeting’s area of responsibility.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial Statements of the Company as of December 31, 2005 will be published in “La Segunda” newspaper on March 15, 2006.

ATTENDANCE TO THE SHAREHOLDERS’ MEETING

All shareholders registered in the Company Shareholders Registry five working days prior to the meeting, are entitled to participate in the General Shareholders Meetings called by this notice.

Qualification of proxies, if applicable, will take place on the same day and at the place the meeting is scheduled to take place, at the time indicated above for the initiation of the meeting.

DISTRIBUTION OF ANNUAL REPORT AND FINANCIAL STATEMENTS OF  FISCAL YEAR 2005

In accordance with Article 75 of the Corporations Law N°18.046 and  Resolution N°1.108 dated January 14, 1993 of the Chilean Securities and Insurance Superintendency, the Company will deliver the annual report and audited financial statements for the fiscal year ended December 31, 2005 to shareholders registered in the Company Shareholders Registry who own at least 177,183 shares of the Company, and to those who explicitly request this information in writing, which will then be mailed shortly by the Company as per the shareholders’ instructions.

Regardless of the above, shareholders may request these documents directly at the Company offices located on Avenida Presidente Eduardo Frei Montalva Nº 8.301, municipality of Quilicura in Santiago, from 8:30 am to 5:00 pm, where a sufficient number of copies are available to shareholders who wish to examine such information.

THE BOARD

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: March 14, 2006